UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 6)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

IPC HOLDINGS, LTD.

(Name of Subject Company)

IPC HOLDINGS, LTD.

(Names of Persons Filing Statement)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G4933P101

(CUSIP Number of Class of Securities)

James P. Bryce

President and Chief Executive Officer

American International Building

29 Richmond Road

Pembroke, HM 08

Bermuda

(441) 298-5100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Andrew S. Rowen, Esq. Melissa Sawyer, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by IPC Holdings, Ltd. (“IPC”) with the Securities and Exchange Commission on May 14, 2009, as amended by Amendment No. 1 to Schedule 14D-9, filed on May 19, 2009; Amendment No. 2 to Schedule 14D-9, filed on May 21, 2009; Amendment No. 3 to Schedule 14D-9, filed on June 5, 2009; Amendment No. 4 to Schedule 14D-9, filed on June 9, 2009; and Amendment No. 5 to Schedule 14D-9, filed on June 12, 2009. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 7

Item 7 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of such item:

Following the termination of the IPC-Max Amalgamation Agreement on June 12, 2009, IPC began discussions with Validus regarding a potential negotiated transaction. During the weekend of June 13-14, 2009, IPC and Validus entered into a confidentiality agreement and provided each other with initial due diligence requests, and IPC retained due diligence advisors to assist it in its due diligence of Validus and began the due diligence process. There can be no assurance that there will be any agreement reached between IPC and Validus or, if such an agreement is reached, what the terms of the agreement would be.

Item 9

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

(a)(6) Press release of IPC, issued June 15, 2009 (incorporated by reference to Exhibit 99.1 of IPC’s Current Report on Form 8-K filed on June 15, 2009).

(a)(7) Letter from IPC to Validus dated June 15, 2009 (incorporated by reference to Exhibit 99.2 of IPC’s Current Report on Form 8-K filed on June 15, 2009).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IPC HOLDINGS, LTD.

By:	/s/ Melanie J. Saunders
Melanie J. Saunders Company Secretary

Date: June 15, 2009